January 31, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jane Park

Re:	OneMedNet Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed April 16, 2024
File No. 333-276130

Dear Ms. Park:

OneMedNet Corporation (“OMN” or the “Company”) hereby submits this amended and restated response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated April 30, 2024 relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For convenience, the Staff’s comments are set forth herein, followed by our responses. The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 3 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates other information contained therein.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your disclosure of the purchase price for certain securities being registered for resale. For each of the securities being registered for resale, please specifically identify each of the selling securityholders and disclose the price that the selling securityholders paid for such securities.

Response: We respectfully acknowledge the Staff’s comment, and the Amendment has been updated to identify each of the selling securityholders and disclose the consideration that the selling securityholders paid for such securities.

Division of Corporation Finance

Office of Industrial Applications and Services

January 31, 2025

2.	We note your revised disclosure within the Risk Factors and Use of Proceeds sections in response to comment 2, and reissue the comment in part. Please further revise your cover page, prospectus summary and MD&A sections to clearly disclose the exercise price of the warrants compared to the market price of the underlying securities, and if the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants and state that cash proceeds associated with the exercises of the warrants are dependent on the current or then-current stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospectus basis with your current cash on hand.

Response: We respectfully acknowledge the Staff’s comment and the Amendment has been updated to disclose the exercise price or purchase price of the securities, and the risk factors have been updated to reflect the impact of the sale of the securities at current market price of the Company’s common stock. In addition, the MD&A liquidity section and other parts of the Amendment, including in the Company’s recent Quarterly Reports on Form 10-Q, contain disclosure of the Company’s recent financing activities, going concern analysis, and current intention to continue to fund its operations through additional debt and equity offerings.

3.	We note the revisions in response to comment 5 and reissue the comment. On the cover page, risk factors section, and elsewhere, as appropriate, please further revise your disclosure to clarify the price that each selling securityholder paid for the individual securities being registered for resale, whether common stock or warrants. Please also provide additional disclosure:

●	highlighting any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and/or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants;

●	explaining that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price; and

●	clearly providing the potential profit each of the selling securityholders may earn based on the current trading price.

Response: We respectfully acknowledge the Staff’s comment and, as noted in the response to Comment 2, the Amendment has been updated to disclose the exercise price or purchase price of the securities, and the risk factors have been updated to reflect the impact of the sale of the securities at current market price of the Company’s common stock. In addition, the risks factors have been updated to explain that despite the differences in the trading price of our securities, certain of the securityholders may be incentivized to sell their shares because they may experience a positive rate of return on the securities they purchased due to the differences in the purchase prices described in the prospectus and the public trading price of our securities.

Division of Corporation Finance

Office of Industrial Applications and Services

January 31, 2025

Risk Factors

Sales of substantial amounts of our Common Stock in the public markets..., page 43

4.	We note your revised disclosure in response to prior comment 4 and reissue in part. Please further amend your disclosure to disclose the purchase price of the securities being registered for resale and state that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: We respectfully acknowledge the Staff’s comment, and the Amendment has been updated to disclose the consideration of the securities being registered for resale. The disclosure has also been updated to provide that even though the current trading price is at or significantly below the initial public offering price, the private investors may have an incentive to sell because they may still profit on sales because of the lower price that they purchased their shares than the public investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

5.	We note your response to prior comment 2 and reissue in part. In light of the disparity between the exercise price of the warrants and the current trading price of the common stock, please expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: We respectfully acknowledge the Staff’s comment, and the MD&A liquidity section and other parts of the Amendment, including in the Company’s recent Quarterly Reports on Form 10-Q, contain disclosure of the Company’s recent financing activities, going concern analysis, and current intention to continue to fund its operations through additional debt and equity offerings.

6.	We note that the projected revenues for 2022 and 2023 were approximately $3.8 and $8.6 million, respectively, as set forth in the OneMedNet Revenue Projections calculated by Marshall & Stevens in connection with the evaluation of the Business Combination. We also note that your actual revenues for the years ended December 31, 2022 and December 31, 2023 were approximately $1.15 million and $1.02 million, respectively. As you have missed your 2022 and 2023 revenue projections, please update your disclosure in Liquidity and Capital Resources and elsewhere in the registration statement to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: We respectfully acknowledge the Staff’s comment, and the MD&A liquidity section and other parts of the Amendment, including in the Company’s recent Quarterly Reports on Form 10-Q, contain disclosure of the Company’s recent financing activities, going concern analysis, and current intention to continue to fund its operations through additional debt and equity offerings..

Division of Corporation Finance

Office of Industrial Applications and Services

January 31, 2025

General

7.	Please revise your registration statement to include a section on certain relationships and related party transactions. Refer to Item 404 of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment, and the Amendment has been updated to include a section on certain relationships and related party transactions in accordance with Item 404 of Regulation S-K.

8.	We note your revisions in response to prior comment 6 and reissue in part. Please further revise your prospectus to remove the Incorporation of Documents by Reference section and provide all disclosure required by the form that is currently incorporated by reference, or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D.1(b) to Form S-1.

Response: We respectfully acknowledge the Staff’s comment, and the Amendment has been updated to remove the Incorporation of Documents by Reference section and provide all disclosure required by Form S-1.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 800-918-7189. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Aaron Green
Aaron Green
Chief Executive Officer

cc:	Robert Golden, Chief Financial Officer (OneMedNet Corporation)
Eitan Hoenig, Perkins Coie LLP
Ned Prusse, Perkins Coie LLP